Exhibit 99.1

C O R R E C T I O N — CHINA ZENIX AUTO INTERNATIONAL LIMITED

In the news release, China Zenix Announces 2014 annual Shareholders Meeting, issued November 10, 2014 by China Zenix Auto International Limited over PR Newswire, the first sentence of the second paragraph should read “Holders of record of American Depositary Shares or ordinary shares at the close of business on November 24, 2014 will be entitled to attend and vote at the AGM” rather than “Holders of record of American Depositary Shares or ordinary shares at the close of business on November 21, 2014 will be entitled to attend and vote at the AGM” as originally issued inadvertently. The date in the third paragraph should be “December 1, 2014” instead of “November 24, 2014” as originally issued inadvertently. The complete, corrected release follows:

CHINA ZENIX ANNOUNCES 2014 ANNUAL SHAREHOLDERS MEETING

ZHANGZHOU, China, November 10, 2014 – China Zenix Auto International Limited (NYSE: ZX) (“Zenix Auto” or “the Company”), the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, today announced that the 2014 annual general meeting (“AGM”) of shareholders of China Zenix Auto International Limited (the “2014 Annual General Meeting of Shareholders”) will be held on Friday, December 19, 2014 at 10:00 a.m., Beijing time, at the Company’s offices located at No. 1608, North Circle Road State Highway, Zhangzhou, Fujian Province 363000, People’s Republic of China.

Holders of record of American Depositary Shares or ordinary shares at the close of business on November 24, 2014 will be entitled to attend and vote at the AGM. Holders of American Depositary Shares representing ordinary shares are entitled to receive notice of, and vote at, the AGM or at any adjournment that may take place. Beneficial owners of the Company’s American Depositary Shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, BYNMellon.

Proxy materials describing the various matters to be voted upon at the AGM, along with a Proxy Card enabling shareholders to indicate their vote on each matter, will be mailed on or about December 1, 2014 to all shareholders entitled to vote at the AGM.

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. With a large intellectual property portfolio, the Company offers more than 430 series of tubed steel wheels, tubeless steel wheels, and off-road steel wheels in both the aftermarket and OEM market in China and internationally. The Company’s customers include group members of a number of large PRC commercial vehicle manufacturers, and it also exports products to over 80 distributors in more than 30 countries worldwide. With five large, strategically located manufacturing facilities in multiple regions across China, the Company has an aggregate annual production capacity of approximately 15.0 million units of steel wheels as of June 30, 2014. For more information, please visit: http://www.zenixauto.com/en.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. The Company may make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in our filings with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Investor Contact:

Kevin Theiss

Grayling

Tel: +1-646-284-9409

Email: zx@grayling.com

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